UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT-PACKARD COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hewlett-Packard Company 401(k) Plan
December 31, 2006 and 2005, and for the Year Ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

Hewlett-Packard Company 401(k) Plan Financial Statements and Supplemental Schedule December 31, 2006 and 2005, and for the Year Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4 – Schedule of Assets (Held At End of Year)	15
Signature	36

Exhibit

Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	37

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hewlett-Packard Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Hewlett-Packard Company 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Jose, California June 28, 2007

1

Hewlett-Packard Company 401(k) Plan Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash	$2,181,631	$312,433
Investments, at fair value	10,221,639,271	8,798,903,606
Receivables:
Company contribution receivable	--	7,554,760
Amount due from brokers for securities sold	19,427,254	36,154,295
Forward foreign currency contracts receivable	46,317,114	--
Interest and dividends receivable	4,953,463	5,960,060
Other receivables	1,544	--

Total receivables	70,699,375	49,669,115

Total assets	10,294,520,277	8,848,885,154

Liabilities
Amounts due to brokers for securities purchased	7,455,279	59,935,743
Forward foreign currency contracts payable	45,915,466	--
Other payables	4,714,207	3,123,663

Total liabilities	58,084,952	63,059,406

Net assets available for benefits, at fair value	10,236,435,325	8,785,825,748

Adjustment from fair value to contract value for fully
benefit responsive investment contracts	14,872,081	12,215,566

Net assets available for benefits	$10,251,307,406	$8,798,041,314

See accompanying notes. 2

Hewlett-Packard Company 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2006

Additions
Contributions:
Participant	$450,607,117
Company	233,850,932
Rollover	76,061,145

Total contributions	760,519,194
Investment income:
Interest and dividends	561,645,623
Net realized and unrealized appreciation in
fair value of investments	870,578,208

Total investment income	1,432,223,831

Total additions	2,192,743,025

Deductions
Benefits paid directly to participants	729,943,267
Administrative expenses and fees	1,978,396
Investment management fees	7,555,270

Total deductions	739,476,933

Net increase	1,453,266,092

Net assets available for benefits:
Beginning of year	8,798,041,314

End of year	$10,251,307,406

See accompanying notes. 3

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following brief description of the Hewlett-Packard Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the Company or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Assets of the Plan are invested in a three-tier investment structure. Tier 1 includes four ready-made portfolios that represent different points on the risk/return spectrum. Tier 2 includes 14 institutional funds in a range of asset classes. Tier 3 includes 15 brand-name mutual funds spanning several investment categories. Additionally, the Plan offers Company common stock as an investment option. All investments in participant accounts are participant-directed.

The Plan includes a non-leveraged employee stock ownership plan (the ESOP) within the meaning of Internal Revenue Service Code Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash. Participants in the Plan who were formerly participants in the Compaq Computer Corporation 401(k) Investment Plan, but who did not become employees of the Company subsequent to the acquisition of Compaq Computer Corporation in May 2002 are not eligible to participate in the ESOP.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

All employees are deemed to have elected a three percent compensation deferral effective on the first day of their employment unless the employee makes a change to that election in the manner prescribed by the Company.

Participants may annually contribute, on a pretax basis, up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). The annual limitation was $15,000 for 2006.

Participants who are age 50 or older by the end of the plan year can contribute an additional $5,000 above the annual limitation. These “catch-up” contributions are not eligible for the Company match. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2006, employees with 62 or more points, calculated as age plus years of service, will continue to receive Company matching contributions equal to 100% of the first 3% and 50% of the next 2% of the eligible compensation the participant contributes to the Plan. Effective January 1, 2006, employees with fewer than 62 points, calculated as age plus years of service, as well as participants first hired or rehired on and after January 1, 2006, will be eligible for an enhanced Company matching contribution equal to 100% of the first 6% of the eligible compensation the participant contributes to the Plan.

Beginning in 2006, the Company will match contributions for all participants on a pay-period basis throughout the year, and the year-end “true-up” match will be discontinued. The final “true-up” match was provided for the 2005 plan year in early 2006.

Vesting

Participants are fully vested at all times with regard to their contributions and earnings thereon.

Participants who became employees before January 1, 2006 are also one hundred percent vested in their Company matching contributions and earnings thereon at all times.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

Effective January 1, 2006, all new employees will be subject to a three-year cliff vesting schedule with regard to Company matching contributions. As a result, participants with no prior HP service who enter the Plan on or after January 1, 2006, will be 0% vested in Company matching contributions until the earlier of earning three years of credited service, attaining age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability benefits program, at which time they will become 100% vested in their Company matching contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Company contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

The Plan offers two types of loans, namely general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s account and bear interest at a rate equal to the prevailing prime rate plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death or retirement, participants may elect to receive a lump-sum amount equal to the value of their account. Lump-sum payments may be made in cash or shares of stock for distribution from the Company Stock Fund. Hardship distributions and in-service withdrawals are permitted if certain criteria are met. Participants may also at any time withdraw the full balance of their rollover accounts.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative and Investment Management Expenses

Certain fees and expenses of the Plan for legal, accounting, and other administrative services are paid directly by the Company on behalf of the Plan. Other administrative fees and all investment management fees are charged to individual participants’ accounts. Certain administrative fees and investment management fees related to Tiers 1 and 2 investment options are paid directly to the Plan’s investment managers and are reported separately on the statement of changes in net assets available for benefits. Investment management fees charged by the Tier 3 mutual funds are deducted from the net asset values of the mutual funds and are, therefore, recorded as a component of the net realized and unrealized appreciation in fair value of the Plan’s investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting and New Accounting Pronouncement

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principals.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Basis of Accounting and New Accounting Pronouncement (continued)

The Plan has adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), which became effective for plan years ending on or after December 15, 2006, and is required to be applied retroactively to all prior periods presented for comparative purposes. As described in the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of the Plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005 presented for comparative purposes. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of the common collective trust funds are valued at the unit prices established by the funds’ sponsors on the last business day of the plan year, based on the fair value of the assets underlying the funds. Guaranteed investment contracts are valued by the Plan’s stable value investment advisor, Dwight Asset Management (Dwight), based on discounted cash flows. Wrapper contracts are valued by Dwight using a replacement cost methodology as of the last day of the plan year. Short-term investments are valued at cost plus accrued interest, which approximates fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

3. Investments

The fair values of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005

Hewlett-Packard Company common stock	$1,273,215,440	$954,974,636
Vanguard Employee Benefit Index Fund	1,053,361,470	952,910,499
Vanguard PRIMECAP Fund	791,767,220	716,991,549
Fidelity Contrafund	638,892,576	577,471,923
Fidelity Magellan Fund	578,461,920	609,935,731
Dwight Target 2 Fund	575,468,656	549,406,888
Fidelity Low-Priced Stock Fund	*	442,313,583

*Less than 5% of the fair value of the Plan’s net assets at December 31, 2006. 9

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized Appreciation in
Fair Value of
Investments

Registered investment companies	$98,860,862
U. S. government and corporate debt obligations	100,317
Common stock	126,645,507
Company common stock	401,857,569
Common collective trust funds	243,113,953

$870,578,208

4. Guaranteed and Synthetic Investment Contracts

The Plan offers a Stable Value Fund, which invests in guaranteed investment contracts and synthetic investment contracts, to provide participants with a stable, fixed-rate return and protection of principal from market changes. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are based on a formula agreed upon with the issuer. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically, but cannot fall below 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include amendments to the plan document, changes to the Plan’s prohibition of competing investment options, complete or partial termination of the Plan, the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, the redemption of all or a portion of the Plan's interest in the investment at the direction of the Company, or delivery of any communication to participants designed to influence participants not to invest in the Stable Value Fund. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

4. Guaranteed and Synthetic Investment Contracts (continued)

Guaranteed investment contracts generally do not permit issuers to terminate the contract prior to the scheduled maturity date. Wrapper contracts, a component of synthetic guaranteed investment contracts, generally allow the issuer to terminate upon notice at any time for market value. Wrap contracts generally also contain provisions to allow the Plan to elect to convert the wrapped portfolio to a declining direction strategy upon termination by the issuer. Such provisions are intended to result in contract value equaling market value by the ultimate termination date.

Average yields earned on these contracts are as follows:

	Year ended December 31
	2006	2005

Based on actual earnings	5.47%	5.13%
Based on interest rate credited to participants	5.23%	4.81%

5. Forward Foreign Currency Exchange Contracts

The Plan began using forward foreign currency exchange contracts in 2006, as the Plan holds investments denominated in foreign currencies. Forward foreign currency contracts are generally utilized to hedge a portion of the currency exposure that results in those investments denominated in foreign currencies. The forward foreign currency contracts are not designated as hedging instruments.

Forward foreign currency contracts are generally marked to market at the prevailing forward exchange rate of the underlying currencies and the difference between contract value and market value is recorded as unrealized appreciation (depreciation) in net assets. When the forward currency contract is closed, the Plan transfers the unrealized appreciation (depreciation) to a realized gain (loss) equal to the change in the value of the forward exchange contract when it was opened and the value at the time it was closed or offset.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

5. Forward Foreign Currency Exchange Contracts (continued)

Certain risks may arise upon entering into a forward currency contract from the potential inability of the counterparties to meet the terms of their contracts. Additionally, when utilizing forward currency contracts to hedge, the Plan gives up the opportunity to profit from favorable exchange rate movements during the term of the contract. As of December 31, 2006, the value of currencies under forward foreign currency contracts represented less than 1% of net assets.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 22, 2000, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. An application for a new determination letter was submitted to the IRS with the restated plan document in January 2007. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

7. Related Party Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2006, the Plan made purchases of approximately $88,975,798 and sales of approximately $176,412,507 of the Company’s common stock.

8. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2006
Net assets available for benefits per the financial statements	$10,251,307,406
Less: Adjustment to fair value from contract value related to fully
benefit-responsive investment contracts	(14,872,081)

Net assets available for benefits per the Form 5500	$10,236,435,325

The following is a reconciliation of the net investment income per the financial statements for the year ended December 31, 2006 to the Form 5500:

Year Ended
December 31, 2006
Net investment income per the financial statements	$1,432,223,831

Less: Adjustment between fair value and contract value related to
fully benefit responsive investment contracts	(14,872,081)

Net investment income per Form 5500	$1,417,351,750

10. Subsequent Events

Effective January 1, 2007, Roth 401(k) contributions will be permitted to be made to the Plan. The Plan shall also accept rollover contributions to a Roth deferral account from another Roth deferral account as described in Code section 402A(e)(1) and only to the extent the rollover is permitted under the rules of section 402(c) of the Code. Roth deferrals shall be treated as deferred contributions for all purposes under the Plan, including Company matching contributions.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

10. Subsequent Events (continued)

In May 2007, the Investment Review Committee approved changes to the Plan’s investment lineup, including elimination of three of the Tier 1 funds, creation of several target date funds to replace the eliminated Tier 1 funds, and changing the default fund for automatic enrollment from the Stable Value Fund to the appropriate target date fund based on the participant's expected retirement date. The changes are expected to be implemented in late 2007.

Supplemental Schedule

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Short-term investments
Dreyfus Cash Management Portfolio	22,283,982 shares	$22,283,983
Mellon EB Temporary Investment	2,575,497 shares	2,575,497
The Boston Company Pooled Employee Liquidity Fund	6,207,690 shares	6,207,690
* Fidelity Institutional Cash Portfolio	56,751,002 shares	56,751,002
SOC GEN NA Y Commecial Paper	$1,700,000 principal, 5.2%, due 4/2/07	1,670,042

		89,488,214

Registered investment companies
Mainstay I CAP Equity Portfolio	2,346,935 shares	105,682,475
Artisan International Fund	3,127,998 shares	90,680,670
PIMCO High Yield Fund	7,192,957 shares	71,138,342
PIMCO Real Return Fund	5,126,748 shares	54,599,868
Vanguard PRIMECAP ADMFund	11,065,929 shares	791,767,220
American Funds New World Fund	2,788,123 shares	135,335,475
PIMCO Global Bond II Fund	2,631,894 shares	25,266,180
MFS International New Discovery Fund	8,559,302 shares	238,633,342
Dodge & Cox International Stock	4,118,418 shares	179,810,121
Domini Social Equity Fund	1,659,298 shares	20,973,521
* Fidelity Magellan Fund	6,461,818 shares	578,461,920
* Fidelity Contrafund	9,798,966 shares	638,892,576
* Fidelity Growth & Income Portfolio	8,108,279 shares	252,572,878
* Fidelity Real Estate Investment Portfolio	6,547,568 shares	238,135,050
* Fidelity Low-Priced Stock Fund	10,766,684 shares	468,781,414
Dodge & Cox Stock Fund	1,433,845 shares	220,037,851
Lord Abbett Midcap Value Fund	1,603,083 shares	35,828,905
PIMCO Asset Backed Securities Fund	405,759 shares	4,264,529
PIMCO Emerging Markets Fund	375,390 shares	4,133,045
PIMCO International Portfolio (unlisted)	2,888,834 shares	12,970,863
PIMCO Investment Grade Corporate Portfolio (unlisted)	690,304 shares	6,840,910
PIMCO Mortgage Portfolio (unlisted)	10,480,837 shares	109,000,704
PIMCO Municipal Sector Portfolio	198,896 shares	2,110,288
PIMCO Real Return Bond Fund	478,959 shares	4,914,119
PIMCO US Government Sector Portfolio	6,096,567 shares	63,648,159
Vanguard Extended Market Index	5,459,216 shares	211,326,239
Ishares TR Russell 2000 - ETF	58,500 shares	4,565,925
SPDR Trust - ETF	24,300 shares	3,443,068

		4,573,815,657

15

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock
AAR CORP	56,800 shares	$1,657,992
ABAXIS INC	33,200 shares	639,100
ABB LTD (REG) (SWIT)	135,854 shares	2,435,219
ABBOTT LABORATORIES	149,600 shares	7,287,016
ABERCROMBIE & FITCH CL A	4,968 shares	345,922
ABN AMRO HLDGS NV	30,600 shares	980,730
ACA CAPITAL HOLDINGS INC	70,300 shares	1,086,838
ACCENTURE LTD CL A	59,000 shares	2,178,870
ACE LTD	70,800 shares	4,288,356
ACTIVISION INC	161,482 shares	2,783,950
ADAMS RESPIRATORY THERAPY INC	12,263 shares	500,453
Adobe Systems Inc.	243,900 shares	10,029,168
Advance Auto Parts Inc.	99,600 shares	3,541,776
ADVISORY BOARD CO	72,311 shares	3,871,531
AERCAP HOLDINGS NV	62,700 shares	1,453,386
AFFILIATED MANAGERS GROUP INC	11,636 shares	1,223,293
AIR FRANCE KLM (REGD)	12,200 shares	513,634
AIR GAS INC	17,082 shares	692,163
AIR PRODUCTS & CHEMICALS	31,900 shares	2,241,932
Alabama Natl Bancorp Del.	24,400 shares	1,677,012
Alcoa Inc.	44,500 shares	1,335,445
Alcon Inc.	40,140 shares	4,486,448
ALIMENTATION COUCH C CL B	17,900 shares	389,164
ALLIANCE DATA SYS CORP	206,263 shares	12,885,250
ALLIANZ SE (REGD)	3,900 shares	796,380
ALLSCRIPTS HEALTHACRE SOLS INC	21,071 shares	568,706
ALPS ELECTRIC CO LTD	17,900 shares	194,111
ALTRIA GROUP INC	82,200 shares	7,054,404
AMCOL INTERNATIONAL CORP	57,800 shares	1,603,372
AMEDISYS INC	31,333 shares	1,029,916
AMER INTL GROUP INC	147,500 shares	10,569,850
AMERICA MOVIL SAB DE CV	34,200 shares	1,546,524
AMERICAN COMMERCIAL LINES	61,300 shares	4,015,763
American Express Co.	48,200 shares	2,924,294
AMERICAN MEDICAL SYS HLDG	45,060 shares	834,511
AMERICAN REPROGRAPHICS CO	121,734 shares	4,054,960

16

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
American Tower Corp.	72,567 shares	$2,705,298
AMETEK INC NEW	177,150 shares	5,640,456
AMGEN INC	54,000 shares	3,688,740
AMPHENOL CORPORATION CL A	20,740 shares	1,287,539
AMVESCAP PLC SPONS ADR	67,700 shares	1,668,805
AMYLIN PHARMACEUTICALS	39,000 shares	1,406,730
ANADIGICS INC	114,200 shares	1,011,812
ANAREN INC	57,842 shares	1,027,274
ANGLO IRISH BANK CORP PLC	112,576 shares	2,334,865
ANIXTER INTL INC	93,300 shares	5,066,190
ANSYS INC	22,988 shares	999,748
APPLE INC	60,800 shares	5,158,272
APTARGROUP INC	15,074 shares	889,969
AQUANTIVE INC	20,017 shares	493,619
ARCELOR MITTAL CO CL CL A	26,400 shares	1,114,608
ARRIS GROUP INC	28,700 shares	359,037
ARROW ELECTRONICS INC	50,000 shares	1,577,500
ARROW INTERNATIONAL INC	20,300 shares	718,214
ARTHROCARE CORP	13,847 shares	552,772
ASML HLDG NV (NY REG SHS)	32,981 shares	812,322
ASSURANT INC	14,121 shares	780,185
ASSURED GUARANTY LTD	102,500 shares	2,726,500
ASTRAZENECA PLC (UK)	17,400 shares	931,770
ASTRAZENECA PLC SPONS ADR	48,900 shares	2,618,595
AT&T INC	52,700 shares	1,884,025
ATMI INC	56,200 shares	1,715,786
AU OPTRONICS SPON ADR	22,000 shares	303,820
Autoliv Inc.	80,800 shares	4,872,240
AVID TECHNOLOGY INC	52,200 shares	1,944,972
AVISTA CORP	107,200 shares	2,713,232
AVIVA PLC	76,100 shares	1,225,155
BAE SYSTEMS PLC	99,200 shares	827,182
BAIDU.COM INC SPON ADR	4,445 shares	501,040
Baldor Elec Co.	44,300 shares	1,480,506
BANCO BILBAO VIZ ARGENTARIA SA	93,021 shares	2,238,085
BANCO POPOLARE DI VERON E NOVA	16,400 shares	470,266
Bank Of America Corp.	317,300 shares	16,940,647
BARCLAYS PLC ORD	102,100 shares	1,484,023
BASF AG	12,900 shares	1,254,009
Baxter Intl. Inc.	10,400 shares	482,456
BAYER AG	26,654 shares	1,422,257
Be Aerospace Inc.	25,638 shares	658,384
BEACON ROOFING SUPPLY INC	151,000 shares	2,841,820
BEBE STORES INC	17,956 shares	355,349

17

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
BEBIDAS DAS AM(CIA) PFD SP ADR	9,300 shares	$453,840
BELLSOUTH CORP	106,000 shares	4,993,660
BENCHMARK ELECTRONICS INC	22,273 shares	542,570
Benihana Inc	11,000 shares	337,700
BG GROUP PLC	58,465 shares	793,531
Bio Rad Labs	33,400 shares	2,756,168
BLACK BOX CORPORATION	200 shares	8,398
BLACK HILLS CORP	84,000 shares	3,102,960
BNP PARIBAS (FRAN)	30,475 shares	3,325,265
BOEING CO	82,700 shares	7,347,068
Bowater Inc.	45,900 shares	1,032,750
BP PLC	51,000 shares	570,350
BRADY CORPORATION CL A	45,200 shares	1,685,056
BRISTOL-MYERS SQUIBB CO	104,900 shares	2,760,968
BRISTOW GROUP INC	14,600 shares	526,914
BRITISH AMERICAN TOBACCO	17,382 shares	492,432
BROADCOM CORP CL A	142,450 shares	4,602,560
BRONCO DRILLING CO INC	29,400 shares	505,386
BUHRMANN NV	25,800 shares	383,529
C & C GROUP PLC (IREL)	29,988 shares	532,488
C COR INC	38,800 shares	432,232
CAMERON INTL CORP	85,331 shares	4,526,810
CANON INC	39,800 shares	2,252,282
CAP GEMINI SA	24,397 shares	1,531,534
Capital One Fin Corp.	24,400 shares	1,874,408
Capitalsource Inc.	291,789 shares	7,968,758
Cardinal Health Inc.	42,700 shares	2,751,161
Carlisle COS Inc.	25,500 shares	2,001,750
CARPENTER TECHNOLOGY CORP	4,800 shares	492,096
Casey General Stores	29,500 shares	694,725
Caterpillar Inc.	17,000 shares	1,042,610
Cb Richard Ellis Group A	129,500 shares	4,299,400
CENTRAL EUROPEAN MED CL A	28,200 shares	1,974,000
Central Garden & Pet	78,700 shares	3,810,654
CENTRICA PLC	71,000 shares	492,957
CH ROBINSON WORLDWIDE INC	85,400 shares	3,492,006
CHEESECAKE FACTORY INC	40,200 shares	988,920
CHICAGO BRIDGE & IRON (NY REG)	19,750 shares	539,965
CHINA CONSTRUCTION BANK H	705,000 shares	448,652
CHINA MOBILE LIMITED	51,000 shares	440,844
CHINA NETCOM GR HK	112,500 shares	301,560
CHINA PETROL & CHEM H	242,000 shares	224,189
CHINA SHENHUA ENERGY CO H	298,100 shares	717,436
CHINA TELECOM CORP LTD H	292,000 shares	158,848

18

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
Choicepoint Inc.	94,500 shares	$3,721,410
CIENA CORP	20,532 shares	568,942
Cisco Systems Inc.	250,500 shares	6,846,165
CITI (COMPAL ELEC) CWT	233,000 shares	207,688
CITI (SILICONWARE) CWT	170,000 shares	267,072
CITI (TAIWAN SEMI) CWT	111,500 shares	230,934
Citigroup Inc.	222,200 shares	12,376,540
City National Corp.	22,100 shares	1,573,520
CLARCOR INC	38,000 shares	1,284,780
Coach Inc.	109,972 shares	4,724,397
COGENT INC	79,000 shares	869,790
Cognex Corp.	87,500 shares	2,084,250
Comcast Corp. CL A	101,900 shares	4,313,427
Commercial Vehicle Group	46,000 shares	1,002,800
COMMUNITY HEALTH SYS NEW	11,391 shares	415,999
COMTECH TELECOM NEW	43,800 shares	1,667,466
COMVERSE TECHNOLOGY INC	75,000 shares	1,583,250
CONMED CORP	29,800 shares	688,976
Conocophillips	102,500 shares	7,374,875
Constellation Brands	197,800 shares	5,740,156
CONTINENTAL AG	8,800 shares	1,023,525
CORE LABORATORIES NV	10,145 shares	821,745
CORNING INC	287,200 shares	5,373,512
Corporate Executive BRD CO.	65,038 shares	5,703,833
COSMO OIL CO LTD	46,000 shares	187,014
COSTAR GROUP INC	65,800 shares	3,524,248
Countrywide Fin. Corp.	60,800 shares	2,580,960
COURIER CORP	4,600 shares	179,262
CREDIT AGRICOLE SA	20,800 shares	874,881
CREDIT SUISSE GRP (REG)	75,838 shares	5,297,284
CRH PLC	29,822 shares	1,241,761
Cullen Frost Bankers Inc.	39,900 shares	2,227,218
Curtiss Wright Corporation	102,100 shares	3,785,868
Cymer Inc.	22,100 shares	971,295
CYTYC CORP	171,300 shares	4,847,790
DAIICHI SANKYO CO LTD	19,400 shares	606,199
DAIMLERCHRYSLER AG REGD (GERW)	6,100 shares	374,601
DAINIPPON INK & CHEMICALS	103,000 shares	401,445
DAIWA HOUSE INDU CO LTD	60,000 shares	1,043,259
DANAHER CORP	39,800 shares	2,883,112
DANONE GROUPE	5,161 shares	782,196
Davita Inc.	262,996 shares	14,959,212
Denbury Resources Inc.	145,000 shares	4,029,550
DENSO CORP	26,600 shares	1,054,616

19

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
DESARROLLADORA HOMEX SPON ADR	8,721 shares	$515,149
Deutsche Telekom AG SPON ADR	175,700 shares	3,197,740
DEUTSCHE(UNTD MICRO) CWT	360,000 shares	223,685
DIAMONDROCK HOSPITALITY CO	69,100 shares	1,244,491
DIGITAS INC	216,600 shares	2,904,606
DIONEX CORP	44,000 shares	2,495,240
DISNEY (WALT) CO	325,000 shares	11,137,750
DOLBY LAB INC CL A	51,000 shares	1,582,020
DOW CHEMICAL CO	59,900 shares	2,392,406
DRIL-QUIP INC	13,229 shares	518,048
DRS TECHNOLOGIES INC	61,300 shares	3,229,284
E TRADE FINANCIAL CORP	54,500 shares	1,221,890
E.ON AG	10,600 shares	1,437,042
EADS NV	32,000 shares	1,102,631
Ebay Inc.	84,700 shares	2,546,929
EDION CORPORATION	11,300 shares	167,530
Edwards Lifesciences Corp.	83,900 shares	3,946,656
Electronic Arts Inc.	123,100 shares	6,199,316
Emc Corp.	385,500 shares	5,088,600
EMERSON ELEC CO	53,600 shares	2,363,224
ENERGY CONVERSION DEVICES	11,272 shares	383,023
ENI SPA	79,269 shares	2,666,609
EQUINIX INC	2,647 shares	200,166
ESCO TECHNOLOGIES INC	11,863 shares	539,055
ESPRIT HOLDINGS LTD	106,500 shares	1,189,145
ESSILOR INTL SA(FRAN)	7,765 shares	834,973
Ethan Allen Interiors Inc.	48,600 shares	1,754,946
EURONET WORLDWIDE INC	26,171 shares	777,017
Exelon Corp.	80,100 shares	4,957,389
Exxon Mobil Corp.	141,200 shares	10,820,156
FEDERATED DEPT STORES INC	51,600 shares	1,967,508
FINANCIAL FEDERAL CORP	92,200 shares	2,711,602
First Data Corp.	61,900 shares	1,579,688
FIRST MIDWEST BANCORP DEL	35,100 shares	1,357,668
FIRST SOLAR INC	1,061 shares	31,618
FLIR SYSTEMS INC	65,900 shares	2,097,597
FOCUS MEDIA HOLDINS ADS	53,100 shares	3,525,309
FONDARIA SAI SPA	18,300 shares	875,788
FORD MOTOR CO	133,300 shares	1,001,083
Forest Laboratories Inc.	43,700 shares	2,211,220
FORTIS (BELG)	25,700 shares	1,096,590
FOSSIL INC	11,000 shares	248,380
FOSTER WHEELER LTD	11,119 shares	613,102
FPL GROUP INC	33,600 shares	1,828,512

20

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
FRANCE TELECOM SA	25,600 shares	$709,120
Freddie Mac	47,300 shares	3,211,670
FREEPORT MCMORAN COP CL B	24,200 shares	1,348,666
Frontier Airlines Inc.	59,800 shares	442,520
FRONTIER FIN CORP WASH	1,700 shares	49,691
FULLER H B CO	64,800 shares	1,673,136
GAMESTOP CORP CL A	10,229 shares	563,720
GAP INC	101,200 shares	1,973,400
GATX CORP	51,000 shares	2,209,830
GAYLORD ENTERTAINMENT CO	56,800 shares	2,892,824
Genentech Inc.	52,900 shares	4,291,777
General Electric Co.	129,500 shares	4,818,695
Genesee & Wyoming	179,925 shares	4,721,232
Genlyte Group Inc.	29,200 shares	2,280,812
GERDAU AMERISTEEL CORP	41,600 shares	371,403
GERDAU SA SPON ADR	24,700 shares	395,200
Gilead Sciences Inc.	85,100 shares	5,525,543
GLAXOSMITHKLINE PLC	24,700 shares	651,586
Global Payments Inc.	133,606 shares	6,185,958
Goldman Sachs Group Inc.	37,100 shares	7,395,885
Google Inc.	31,600 shares	14,551,168
Graco Inc.	37,800 shares	1,497,636
GREATBATCH INC	23,000 shares	619,160
GREEK ORG OF FOOTBL PROGN	1,840 shares	71,126
GREENE KING PLC	22,000 shares	489,912
GRUPO TELEVISA (CPO) SPON ADR	27,100 shares	731,971
Haemonetics Corp. Mass	77,019 shares	3,467,395
Halliburton Co.	104,300 shares	3,238,515
HANOVER COMPRESSOR CO	101,100 shares	1,909,779
HBOS PLC	61,200 shares	1,356,852
HCC INSURANCE HLDGS INC	54,600 shares	1,752,114
HEALTHWAYS INC	10,991 shares	524,381
HEARTLAND EXPRESS INC	98,266 shares	1,475,955
Helmerich & Payne Inc.	15,075 shares	368,885
Henry (Jack) & Assoc Inc.	225,500 shares	4,825,700
HENRY SCHEIN INC	10,066 shares	493,033
Hexcel Corporation	195,500 shares	3,403,655
HOLOGIC INC	20,056 shares	948,248
HONDA MOTOR CO LTD	38,300 shares	1,514,382
HORNBECK OFFSHORE SVCS	18,403 shares	656,987
HOYA CORP	38,400 shares	1,496,648
HUB INTERNATIONAL LIMITED	55,100 shares	1,729,589
ICU MEDICAL INC	2,000 shares	81,360

21

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
IDACORP INC	33,400 shares	$1,290,910
Idex Corporation	15,000 shares	711,150
IHS INC	86,500 shares	3,415,020
II-VI INC.	15,200 shares	424,688
INDUSTRIAL BK KOR SP 144A	12,500 shares	231,250
INFOSYS TECH SPON ADR	36,900 shares	2,013,264
INFRASOURCE SERVICES INC	52,700 shares	1,147,279
ING CANADA INC	11,500 shares	517,007
ING GROEP NV CVA	46,600 shares	2,058,322
ING GROEP NV SPON ADR	49,100 shares	2,168,747
INTERCONTINENTALEXCHANGE	14,700 shares	1,586,130
Interline Brands Inc.	24,200 shares	543,774
INTERMEC INC	46,400 shares	1,126,128
INTERSIL CORPORATION CL A	135,300 shares	3,236,376
INTERNATIONAL FLAVORS & FRAGRANCES	10,200 shares	501,432
INTERNATIONAL GAME TECH	18,500 shares	854,700
INTERNATIONAL POWER PLC	106,985 shares	799,901
INTL BUS MACH CORP	46,000 shares	4,468,900
INVACARE CORP	41,600 shares	1,021,280
INVESTMENT TECH GROUP INC	1,919 shares	82,287
Investors Finl Svcs Corp.	101,300 shares	4,322,471
IPC HOLDINGS LTD	41,200 shares	1,295,740
IPSCO INC (CANA)	6,600 shares	619,542
Iron Mountain Inc.	25,800 shares	1,066,572
ISUZU MOTORS LTD	178,000 shares	835,800
ITALCEMENTI SPA	22,400 shares	632,260
ITC HLDGS CORP	36,600 shares	1,460,340
JAPAN TOBACCO INC	277 shares	1,337,883
JARDEN CORP	80,000 shares	2,783,200
Jefferies Group Inc.	104,000 shares	2,789,280
JETBLUE AIRWAYS CORP	317,200 shares	4,504,240
JFE HOLDINGS INC	34,900 shares	1,797,035
JP(INFOSYS TECH)C/WT 144A	17,139 shares	868,102
JPM (FOXCONN) CWT 8/ 144A	40,000 shares	479,281
JSC MMC NORILSK NICKL SPON ADR	1,718 shares	274,880
KAYDON CORP	9,400 shares	373,556
KENNAMETAL INC	6,356 shares	374,051
KENSEY NASH CORP	27,800 shares	884,040
KIMBERLY CLARK CORP	88,000 shares	5,979,600
Kirby Corp.	31,000 shares	1,058,030
KNBT Bancorp Inc.	17,300 shares	289,429
KNIGHT TRANSPORTATION INC	209,050 shares	3,564,303
Kohls Corp.	70,300 shares	4,810,629
KONINKLIJKE BAM GROEP NV	21,500 shares	416,965

22

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
KOOKMIN BANK SPON ADR	1,900 shares	$153,216
KORN/FERRY INTL	11,281 shares	259,012
LAM RESEARCH CORP	12,691 shares	642,418
Lamar Advertising Co.	86,000 shares	5,623,540
LANDSTAR SYSTEM INC	30,200 shares	1,153,036
LEAP WIRELESS INTL INC	26,000 shares	1,546,220
LEOPALACE21 CORP	17,000 shares	542,629
LG PHILIPS LCD CO LTD ADR	6,500 shares	97,955
LI & FUNG LTD	309,600 shares	963,234
Lilly (Eli) & Co.	72,700 shares	3,787,670
Lincare Holdings Inc.	92,400 shares	3,681,216
LOCKHEED MARTIN CORP	33,400 shares	3,075,138
Lowes COS Inc.	75,700 shares	2,358,055
LSI INDUSTRIES INC	59,510 shares	1,181,274
LUFTHANSA AG (REGD)	37,100 shares	1,021,221
LUKOIL OIL CO SPONS ADR (US)	6,400 shares	566,464
MACQUARIE BANK LTD	10,388 shares	647,249
MACROVISION CORP	68,000 shares	1,921,680
Magellan Hlth Svcs Inc.	133,400 shares	5,765,548
MAN GROUP PLC	181,904 shares	1,862,391
MANPOWER INC	5,403 shares	404,847
Markel Corp.	10,225 shares	4,909,023
MARKS & SPENCER GROUP PLC	94,758 shares	1,330,667
MARRIOTT INTL INC A	74,000 shares	3,531,280
Martin Marietta Materials	37,300 shares	3,875,843
MARVELLL TECHNOLOGY GRP LTD	168,000 shares	3,223,920
MAX RE CAPITAL LTD	31,300 shares	776,866
Maxim Integrated Products	153,800 shares	4,709,356
MBIA Inc.	60,400 shares	4,412,824
McCormick & Schmk Sea Res.	1,900 shares	45,676
MCDERMOTT INTL INC	30,632 shares	1,557,944
MCGRAWHILL COS INC	27,400 shares	1,863,748
Mckesson Corp.	77,800 shares	3,944,460
Medtronic Inc.	100,300 shares	5,367,053
MENTOR CORP MINN	9,985 shares	487,967
MENTOR GRAPHICS CORP	51,756 shares	933,161
MERCK & CO INC	66,700 shares	2,908,120
MERCK KGAA	6,756 shares	700,520
MEREDITH CORP.	32,500 shares	1,831,375
MERIT MEDICAL SYSTEMS INC	4,567 shares	72,341
Merrill Lynch & Co. Inc.	81,300 shares	7,569,030
METTLER-TOLEDO INTL INC	16,026 shares	1,263,650
MGI PHARMA INC	52,400 shares	964,684

23

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
MICHELIN CL B (REG)	6,700 shares	$641,287
MICROS SYSTEMS INC	56,886 shares	2,997,892
Microsemi Corp.	41,300 shares	811,545
MICROSOFT CORP	452,400 shares	13,508,664
Millennium Pharmaceutical	261,200 shares	2,847,080
MITSUBISHI CORP	39,700 shares	746,980
MITSUBISHI UFJ FINL GRP	135 shares	1,680,750
MITSUI & CO LTD	132,200 shares	1,976,615
MITSUI OSK LINES LTD	111,000 shares	1,094,616
MOL HUNGARIAN OIL & GAS PLC	2,200 shares	250,689
MONSANTO CO NEW	30,000 shares	1,575,900
Moog Inc.	34,700 shares	1,325,193
MORNINGSTAR INC	10,200 shares	459,510
Motorola Inc.	76,000 shares	1,562,560
MPS GROUP INC	24,072 shares	341,341
MUELLER INDUSTRIES INC	37,638 shares	560,544
MUNICH REINSURANCE (REG)	10,300 shares	1,773,459
MURPHY OIL CORP	81,300 shares	4,134,105
NASDAQ STK MKT (ACCR INV)	41,300 shares	1,271,627
NATIONAL AUSTRALIA BANK	24,200 shares	770,770
NATIONAL-OILWELL VARCO	8,579 shares	524,863
Nationwide Health PPTYS	15,800 shares	477,476
Navigators Group Inc.	19,800 shares	953,964
NCI Building Systems Inc.	37,000 shares	1,914,750
NEPTUNE ORIENT LINES LTD	151,000 shares	205,844
NESTLE SA (REG)	6,670 shares	2,369,342
NETWORK APPLIANCE INC	28,500 shares	1,119,480
NEUSTAR INC CL A	252,211 shares	8,181,725
NEWS CORP LTD CL A	146,200 shares	3,140,376
NEXEN INC	10,800 shares	594,648
NGK INSULATORS LTD	68,100 shares	1,051,388
NICOR INC	33,800 shares	1,581,840
NII HOLDINGS INC	49,667 shares	3,200,541
Nike Inc.	32,900 shares	3,258,087
NIPPON MINING HLDGS INC	88,000 shares	632,743
NIPPON TELEGRAPH & TELEPHONE	184 shares	912,272
NISSAN MOTOR CO LTD ORD	64,100 shares	771,569
NITTO DENKO CORP	33,100 shares	1,657,085
NOBEL BIOCARE HLDGS AG (SWIT)	2,858 shares	844,657
NOKIA OYJ	7,600 shares	154,432
NOMURA HOLDINGS INC	81,900 shares	1,544,439
NORDEA BANK AB	38,800 shares	597,952
NORDSON CORP	25,000 shares	1,245,750
NOVARTIS AG (REG)	29,095 shares	1,671,217

24

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
Novartis AG SPON ADR	67,700 shares	$3,888,688
NRG ENERGY INC	56,800 shares	3,181,368
NUTRI SYSTEM INC	6,150 shares	389,849
NUVEEN INVESTMENTS CL A	44,200 shares	2,293,096
NYSE GROUP INC	34,800 shares	3,382,560
Occidental Petroleum Corp.	205,600 shares	10,039,448
OFFICE DEPOT INC	81,800 shares	3,122,306
OIL STATES INTL INC	40,300 shares	1,298,869
OKI ELECTRIC INDU CO LTD	84,000 shares	186,980
Omnicom Group Inc.	18,100 shares	1,892,174
OMV AG	12,500 shares	709,442
OPTIONSXPRESS HLDGS INC	104,500 shares	2,371,105
ORBITAL SCIENCES CORP	129,500 shares	2,387,980
ORBOTECH LTD	24,600 shares	625,824
O'REILLY AUTOMOTIVE INC	15,958 shares	511,613
ORIENT EXPRESS HOTEL CL A	78,990 shares	3,737,807
ORIENT OVERSEAS INTL LTD	46,000 shares	292,737
ORIX CORP	11,260 shares	3,258,354
PACIFIC SUNWEAR OF CALIF	36,400 shares	712,712
PANTRY INC	10,500 shares	491,820
PARAMETRIC TECH CORP	41,238 shares	743,109
PATTERSON COMPANIES INC	18,406 shares	653,597
PEDIATRIX MEDICAL GROUP	71,000 shares	3,471,900
PENN NATIONAL GAMING	11,596 shares	482,626
Pepsi Bottling Group Inc.	7,500 shares	231,825
PEPSICO INC	85,300 shares	5,335,515
PETROBRAS PN SPON ADR	2,700 shares	250,452
PETROBRAS SA SPONS ADR	5,900 shares	607,641
PETROCHINA CO LTD H	190,000 shares	267,482
PHARMACEUTICAL PRODUCT DEVELOPMENT	21,008 shares	676,878
PHARMION CORP	10,200 shares	262,548
PIEDMONT NATURAL GAS	78,400 shares	2,097,200
PLEXUS CORP	129,600 shares	3,094,848
PNM RESOURCES INC	141,100 shares	4,388,210
POLYMEDICA CORP	87,584 shares	3,539,269
POOL CORP	213,200 shares	8,351,044
POSCO SPON ADR	3,200 shares	264,544
PROASSURANCE CORPORATION	689 shares	34,395
Procter & Gamble Co.	56,227 shares	3,613,709
PROMINA GROUP LTD	131,100 shares	716,153
Provident Bancshares Corp.	17,300 shares	615,880
PSS World Medical Inc.	3,245 shares	63,375
PSYCHIATRIC SOLUTIONS INC	21,047 shares	789,683
PTT PCL (FOR)	16,500 shares	97,743

25

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
PUBLIC POWER OF GREECE	15,800 shares	$400,496
QBE INSURANCE GROUP LTD	101,197 shares	2,304,680
Qualcomm Inc.	125,600 shares	4,746,424
QUALITY SYSTEMS INC	12,113 shares	451,452
Quanex Corp.	100,650 shares	3,481,484
QUANTA SVCS INC	22,341 shares	439,447
Quicksilver Res Inc.	74,400 shares	2,722,296
Quiksilver Inc.	59,600 shares	938,700
RADIATION THERAPY SVCS	25,400 shares	800,608
Range Resources Corp.	154,450 shares	4,241,197
RARE HOSPITALITY INTL INC	42,000 shares	1,383,060
RECKITT BENCKISER PLC	9,853 shares	450,406
RENAULT SA ORD	14,100 shares	1,693,949
RENGO CO LTD	28,000 shares	179,219
REPSOL YPF SA ORD	33,800 shares	1,166,100
REPUBLIC SERVICES INC	13,166 shares	535,461
RESEARCH IN MOTION (USD)	40,400 shares	5,162,312
Resources Connection Inc.	120,000 shares	3,820,800
RESPIRONICS INC	109,500 shares	4,133,625
REYNOLDS AMERICAN INC	129,000 shares	8,445,630
RIO TINTO PLC (REGD)	34,720 shares	1,844,413
RLI CORP	16,400 shares	925,288
ROCHE HLDGS GENUSSSCHEINE	16,500 shares	2,957,668
Roche Hldgs. Ltd. SPON ADR	66,700 shares	5,966,315
ROCKWELL AUTOMATION INC	6,337 shares	387,064
Rogers Corp.	53,400 shares	3,158,610
Roper Industries Inc.	65,000 shares	3,265,600
ROYAL BANK OF SCOTLAND GR	45,000 shares	1,756,525
ROYAL DUTCH SHELL PL CL A	46,120 shares	1,632,417
RUBY TUESDAY INC	122,900 shares	3,372,376
RUDDICK CORP	37,700 shares	1,046,175
RUSH ENTERPRISES INC CL A	48,700 shares	824,004
RWE AG	17,004 shares	1,874,465
SAINSBURY (J) PLC	114,200 shares	915,354
SALIX PHARMACEUTICALS LTD	71,100 shares	865,287
SAMSUNG ELEC VTG GDR GDR	800 shares	263,200
SAMSUNG ELECTRON NVG GDS	1,000 shares	253,250
SANLAM LTD	67,700 shares	176,836
SANOFI-AVENTIS	14,900 shares	1,375,866
SAP AG SPON ADR	56,900 shares	3,021,390
SBA COMM CORP CL A	179,300 shares	4,930,750
SCANSOURCE INC	53,600 shares	1,629,440
Schering Plough Corp.	354,500 shares	8,380,380
Schlumberger Ltd.	32,800 shares	2,071,648
Schwab Charles Corp.	153,300 shares	2,964,822

26

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
SEIKO EPSON CORP	16,000 shares	$389,080
Selective Insurance Group	15,307 shares	876,938
Semtech Corp.	160,100 shares	2,092,507
SHARP CORP	49,000 shares	843,763
Shaw Group Inc.	123,000 shares	4,120,500
SHINHAN FINL GRP SPONS ADR	2,000 shares	206,680
SIERRA HEALTH SVCS INC	18,700 shares	673,948
Signature Bank	18,600 shares	576,228
SINO LAND CO	36,000 shares	84,049
SIRF TECHNOLOGY HLDGS INC	63,100 shares	1,610,312
Smith International Inc.	37,100 shares	1,523,697
SOCIETE GENE PARIS CL A	7,455 shares	1,265,693
SONY CORP	8,000 shares	342,640
SRA INTL INC CL A	76,000 shares	2,032,240
ST JUDE MEDICAL INC	98,800 shares	3,612,128
STANDARD BANK GROUP LTD	15,200 shares	205,024
STANDARD CHARTERED PLC (UK)	37,827 shares	1,105,364
Staples Inc.	180,350 shares	4,815,345
Starbucks Corp.	72,100 shares	2,553,782
STARWOOD HTLS & RESRT WORLDWIDE	33,300 shares	2,081,250
STATE BANK OF IND GD GDR	3,700 shares	275,280
State Street Corp.	48,500 shares	3,270,840
Stericycle Inc.	43,600 shares	3,291,800
STERLING FIN CORP (PA)	7,900 shares	186,993
SUMITOMO MITSUI FINL GROU	266 shares	2,725,913
Suncor Energy Inc.	25,900 shares	2,038,903
SUPERIOR ENERGY SVCS INC	26,400 shares	862,752
SUSSER HOLDINGS CORP	27,400 shares	493,200
SVENSKA CELLULOSA AB CL B	13,600 shares	710,227
SWISS REINSURANCE (REG)	13,869 shares	1,178,743
SYSCO CORP	84,900 shares	3,120,924
Target Corp.	58,400 shares	3,331,720
TECHNE CORP	12,419 shares	688,634
TECK COMINCO SUB VTG CL B	8,900 shares	670,935
Teledyne Technologies Inc.	10,415 shares	417,954
TELEFONICA SA	40,700 shares	864,875
TESCO PLC	86,955 shares	688,886
TESSERA TECHNOLOGIES INC	33,717 shares	1,360,144
TETRA TECHNOLOGIES, INC.	30,616 shares	783,157
TF1	42,473 shares	1,576,208
THOR INDUSTRIES INC	44,600 shares	1,961,954
TIGER BRANDS LTD	8,000 shares	195,261
Time Warner Inc.	125,300 shares	2,729,034
TODCO CL A	62,300 shares	2,128,791

27

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
TOKYO ELECTRIC POWER CO	27,600 shares	$892,566
TOKYO GAS CO LTD	87,000 shares	462,587
TOSHIBA CORP	102,000 shares	664,007
TOTAL SA (FRAN)	25,800 shares	1,855,536
TOYOTA MOTOR CORP	60,700 shares	4,076,309
TRACTOR SUPPLY CO.	10,926 shares	488,501
TRANSACTION SYS ARCH INC	12,816 shares	417,417
Trinity Industries Inc.	77,850 shares	2,740,320
TRW Automotive Hldgs. Corp.	33,200 shares	858,884
TUI AG	18,200 shares	363,778
TWEEN BRANDS INC	14,049 shares	560,977
Txu Corp.	103,600 shares	5,616,156
UBS AG (REGD)	56,765 shares	3,424,632
UBS AG REG (USA)	139,000 shares	8,385,870
UNIBANCO SA GDR	2,000 shares	185,920
UNICREDITO ITALIANO SPA ORD	219,410 shares	1,923,376
UNITED COMMUNITY BANKS GA	11,900 shares	384,608
UNITED NATURAL FOODS INC	64,900 shares	2,331,208
United Technologies Corp.	79,700 shares	4,982,844
Unitedhealth Group Inc.	132,800 shares	7,135,344
Universal Compression Hld.	92,000 shares	5,714,120
Universal Forest Products	21,700 shares	1,011,654
UNUMPROVIDENT CORP	60,000 shares	1,246,800
URS Corp. New	48,500 shares	2,078,225
UTI Worldwide Inc.	153,360 shares	4,585,464
VALE DO RIO DOCE (CIA)SPON ADR	37,200 shares	1,106,328
VALEANT PHARMACEUTICALS I	134,600 shares	2,320,504
VALSPAR CORP	35,900 shares	992,276
VARIAN SEMICONDCT EQP ASSOC INC	64,645 shares	2,942,640
VCA Antech Inc.	94,500 shares	3,041,955
VERASUN ENERGY CORP	24,544 shares	484,744
VERIGY LTD	8,985 shares	159,484
VERINT SYSTEMS INC	59,000 shares	2,022,520
VERITAS DGC INC	6,841 shares	585,795
VERTEX PHARMACEUTICALS	30,000 shares	1,122,600
VINCI SA	16,095 shares	2,056,866
VODAFONE GROUP PLC	650,500 shares	1,807,088
VOESTALPINE AG	14,300 shares	807,449
Wabtec	8,700 shares	264,306
WACHOVIA CORP	28,798 shares	1,640,046
Wal Mart Stores Inc.	82,200 shares	3,795,996
WALTER INDUSTRIES INC	17,497 shares	473,294
WASHINGTON GROUP INTL INC	17,338 shares	1,036,639
WASTE CONNECTIONS INC	59,785 shares	2,484,067

28

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common stock (continued)
Webster Financial	37,500 shares	$1,827,000
Wellpoint Inc.	39,800 shares	3,131,862
WERNER ENTERPRISES INC	94,500 shares	1,651,860
WEST COAST BANCORP OREGON	11,200 shares	387,968
WESTERN UNION CO	61,900 shares	1,387,798
Whole Foods Market Inc.	40,300 shares	1,891,278
WILLIAMS SCOTSMAN INTL	198,066 shares	3,886,054
WOLTERS KLUWER NV	19,300 shares	555,205
WOLVERHAMPTON & DUDLEY BREWER	27,900 shares	989,047
Woodward Governor Co.	10,500 shares	416,954
WRIGHT EXPRESS CORP	143,200 shares	4,463,543
Wyeth	57,000 shares	2,902,440
Xerox Corp.	97,600 shares	1,654,320
X-RITE INC	30,000 shares	369,000
XSTRATA PLC	64,023 shares	3,197,500
ZINIFEX LTD	4,200 shares	62,297

		1,214,269,057

Common/collective trusts
SSGA Passive Bond Mkt. Sec. Lend. Ser. A (CME9)	6,130,271 units	105,551,010
SSGA Daily EAFE FD Ser T (ZV3R)	8,718,931 units	184,884,937
Capital Guardian Intl EqInstl Cls	12,028,254 units	262,937,640
Vanguard Employee Benefit Index Fund	78,142,542 units	1,053,361,470
SEI Financial Management	69,104,016 units	67,100,017

		1,673,835,074

Corporate Debt
AOL TIME WARNER	$2,200,000 principal, 7.625%, due 4/15/31	2,457,754
AOL TIME WARNER	$75,000 principal, 7.7%, due 5/01/32	84,622
AT&T CORP	$1,300,000 principal, 8%, due 11/15/31	1,612,881
BAC CAP TR XI	$350,000 principal, 6.625%, due 5/23/36	377,714
BOSTON PROPERTY LTD	$115,000 principal, 5.625%, due 4/15/15	115,409
BURLINGTON 00-1	$97,152 principal, 8.251%, due 1/15/21	113,214
BURLINGTON NO 99-2	$356,066 principal, 7.57%, due 1/2/21	399,313
BURLINGTON/SANTA	$650,000 principal, 4.875%, due 1/15/15	623,492
CIGNA	$250,000 principal, 7%, due 1/15/11	262,716
CIGNA CORP	$725,000 principal, 6.15%, due 11/15/36	716,246
COMCAST CORP	$1,600,000 principal, 5.9%, due 3/15/16	1,604,563
COX COMMUNICATION INC	$405,000 principal, 5.5%, due 10/01/15	392,408
COX COMMUNICATION INC	$1,025,000 principal, 5.875%, due 12/15/16	1,017,730
DILLARD DEPARTMENT STORES	$575,000 principal, 7.875%, due 1/01/23	583,625
DOW CHEMICAL	$450,000 principal, 7.375%, due 11/01/29	520,136
DOW GLBL	$500,000 principal, 6%, due 10/01/12	513,728

29

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate Debt (continued)
EOP OPER	$1,500,000 principal, 7%, due 7/15/11	$1,623,269
FORD MOTORS CREDIT	$2,925,000 principal, 7.25%, due 10/25/11	2,864,371
GMAC	$2,100,000 principal, 6.875%, due 9/15/11	2,152,500
HSBC HOLDINGS	$250,000 principal, 6.5%, due 5/02/36	268,943
JP MORGAN CH XVII	$575,000 principal, 5.85%, due 8/1/35	559,803
KAUPTHING MTN	$775,000 principal, 7.125%, due 5/19/16	822,024
LAFARGE SA	$500,000 principal, 6.5%, due 7/15/16	522,060
LIBERTY MEDIA	$300,000 principal, 8.25%, due 2/01/30	294,068
LIBERTY MEDIA	$400,000 principal, 8.5%, due 7/15/29	402,182
LIBERTY MEDIA CV (FON)	$600,000 principal, 3.75%, due 2/15/30	373,500
LOCKHEED MARTIN	$175,000 principal, 6.15%, due 9/01/36	183,862
MAY DEPT STORES	$1,600,000 principal, 6.7%, due 9/15/28	1,569,334
NORDSTROM	$275,000 principal, 6.95%, due 3/15/28	296,731
NORFOLK SOUTHERN	$475,000 principal,7.7%, due 5/15/17	552,429
RAYTHEON	$500,000 principal, 7%, due 11/01/28	572,547
SLMA 06-7 A2 3ML-1	$1,500,000 principal, 5.35%, due 10/25/16	1,499,476
ST PAUL COMPANIES	$775,000 principal, 6.25%, due 6/20/16	813,717
UNION PACIFIC 99-A	$294,767 principal, 7.6%, due 1/2/20	332,379
UNION PACIFIC PTC	$880,355 principal, 4.698%, due 1/2/24	839,190
UNION PACIFIC PTC	$299,958 principal, 5.082%, due 1/2/29	288,023
UNUMPROVIDENT	$125,000 principal, 6.85%, due 11/15/15	131,886
WELLPOINT GLOBAL	$1,075,000 principal, 5.25%, due 1/15/16	1,053,807
WYETH	$1,400,000 principal, 5.5%, due 2/15/16	1,401,897
XEROX CORP	$815,000 principal, 6.875%, due 8/15/11	849,638

		31,663,187

U.S. Government securities
FHLG	$1,028,672 principal, 5.50%, due 6/1/33	1,019,934
FHLG	$1,253,031 principal, 5.50%, due 11/1/23	1,244,933
FHR	$2,535,345 principal, 7.5%, due 1/20/30	2,604,002
FNGT	$282,281 principal, 7%, due 12/25/41	288,828
FNMA	$1,639,874 principal, 4.50%, due 8/1/33	1,541,915
FNMA	$2,669,712 principal, 5.00%, due 8/1/33	2,584,694
FNMA	$5,240,414 principal, 5.50%, due 6/1/20	5,252,401
FNMA	$5,363,063 principal, 6.00%, due 11/1/21	5,441,202
FNMA	$1,965,628 principal, 6.00%, due 3/1/18	1,995,496
FNMA	$1,703,228 principal, 6.00%, due 9/1/19	1,730,173
FNMA	$1,239,090 principal, 6.00%, due 4/1/24	1,247,572
FNMA	$153,708 principal, 6.00%, due 9/1/23	154,760
FNMA	$567,859 principal, 6.00%, due 10/1/23	571,746
FNMA	$71,125 principal, 6.00%, due 10/1/23	71,612
FNMA	$2,011,082 principal, 6.00%, due 11/1/23	2,024,847
FNMA	$82,465 principal, 6.00%, due 11/1/23	83,029
FNMA	$776,521 principal, 4.621%, due 4/1/13	755,536
FNMA	$1,012,868 principal, 5.91%, due 2/1/12	1,043,689

30

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

U.S. Government securities (continued)
FNMA	$1,486,834 principal, 6.00%, due 7/1/16	$1,509,079
FNMA	$391,814 principal, 6.25%, due 9/1/11	408,194
FNMA	$3,269,570 principal, 6.50%, due 10/1/26	3,330,874
FNMA ARM	$4,720,407 principal, 4.03%, due 5/1/33	4,600,478
FNMA ARM	$3,156,896 principal, 4.790%, due 1/1/35	3,123,763
FNR	$2,724,745 principal, 6%, due 11/25/31	2,739,237
FNR	$1,178,164 principal, 6.5%, due 6/25/42	1,195,472
FNW	$835,993 principal, 7%, due 10/25/42	859,990
FSPC	$826,147 principal, 6.5%, due 9/25/43	836,146
FSPC	$1,487,755 principal, 7%, due 2/25/43	1,519,632
GSBA	$1,100,000 principal, 5.36%, due 11/1/26	1,104,351
SBAP	$1,055,000 principal, 5.37%, due 10/1/26	1,059,945
SBAP	$1,135,000 principal, 5.12%, due 12/1/26	1,122,231
SBAP	$122,874 principal, 4.87%, due 12/1/24	120,417
SBAP	$58,324 principal, 4.86%, due 1/1/25	57,158
SBAP	$151,904 principal, 4.95%, due 3/1/25	148,629
SBAP	$50,474 principal, 4.84%, due 5/1/25	49,307
UBS FINANCE LLC	$6,600,000 principal, 0%, due 1/3/07	6,596,128
US Treasury Notes	$5,500,000 principal, 3%, due 2/15/08	5,381,838
US Treasury Notes	$1,000,000 principal, 3.125%, due 5/15/07	992,969
US Treasury Notes	$10,250,000 principal, 3.625%, due 4/30/07	10,203,557
US Treasury Notes	$4,500,000 principal, 4%, due 3/15/10	4,405,603
US Treasury Notes	$7,000,000 principal, 4.75%, due 11/15/08	6,990,976

		88,012,343

Employer stock
* Hewlett-Packard Company	30,910,790 shares	1,273,215,440

Synthetic guaranteed investment contracts
Underlying assets:
Registered investment companies:
PIMCO Asset Backed Securities Portfolio	270,224 shares	2,840,055
PIMCO Inv. Grade Corp. Portfolio (unlisted)	587,708 shares	5,824,188
PIMCO Mortgage Portfolio (unlisted)	6,801,969 shares	70,740,474
PIMCO Muni Sector Portfolio	148,207 shares	1,572,474
PIMCO International Portfolio (unlisted)	1,915,924 shares	8,602,498
PIMCO US Government Sector Portfolio	3,816,290 shares	39,842,070
PIMCO Emerging Markets Fund	272,153 shares	2,996,410
PIMCO Real Return Bond Fund	321,162 shares	3,295,117
U.S. Government obligations:
UBS FINANCE LLC DN	$5,100,000 principal, 4%, due 11/15/29	5,097,008

31

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Short-term investments
Dreyfus Cash Management Plus	1,011,922 shares	$1,011,922
GE-CAP Commercial Paper	$1,000,000 principal, 0%, due 1/16/07	982,063
The Boston Company Pooled Employee Daily Liquidity Fund	1,626,426 shares	1,626,426

Corporate debt securities:
Federal Express	$633,718 principal, 6.72%, due 1/15/22	678,807
Union Pacific PTC	$1,899,732 principal, 5.082%, due 1/2/29	1,824,148
AOL Time Warner	$2,500,000 principal, 7.625%, due 4/15/31	2,792,903
AOL Time Warner	$250,000 principal, 7.7%, due 5/01/32	282,073
AT&T Corp.	$1,375,000 principal, 8%, due 11/15/31	1,705,932
BAC CAP TR XI	$325,000 principal, 6.625%, due 5/23/36	350,735
Bank One Cap III	$500,000 principal, 8.75%, due 9/1/30	655,927
BankAmerica Cap II	$625,000 principal, 8%, due 12/15/26	650,682
BNSF RY 062	$525,000 principal, 5.629%, due 4/01/24	532,010
BNSF RY CO 06	$375,000 principal, 5.342%, due 4/1/24	374,360
Boston Property Ltd.	$650,000 principal, 6.25%, due 1/15/13	676,471
Boston Property Ltd.	$600,000 principal, 5.625%, due 4/15/15	602,136
Burlington	$353,279 principal, 8.251%, due 1/15/21	411,687
Burlington No SF	$50,000 principal, 5.72%, due 1/15/24	50,940
Burlington North	$200,000 principal, 4.3%, due 7/01/13	188,085
CIGNA Corp.	$826,000 principal, 7.875%, due 5/15/27	974,672
CIGNA	$325,000 principal, 6.375%, due 10/15/11	336,260
Citicorp Cap II	$555,000 principal, 8.015%, due 2/15/27	578,135
Comcast Corp.	$375,000 principal, 5.85%, due 11/15/15	375,533
Comcast Corp.	$950,000 principal, 5.3%, due 1/15/14	930,484
Comcast Corp.	$350,000 principal, 5.9%, due 3/15/16	350,998
Comcast Corp.	$375,000 principal, 6.5%, due 1/15/17	391,321
Cox Communications	$1,325,000 principal, 5.45%, due 12/15/14	1,290,859
Cox Communications	$425,000 principal, 5.875%, due 12/15/16	421,985
Dillard Dept Stores	$250,000 principal, 7.75%, due 5/15/27	250,000
Dillards Inc	$250,000 principal, 7%, due 12/01/28	238,750
Dillards Inc	$681,000 principal, 7.13%, due 8/01/18	667,380

32

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Corporate Debt securities (continued):
Dow Chemical	$600,000 principal, 7.375%, due 11/01/29	$693,515
Dow Chemical PTC	$725,000 principal, 4.027%, due 9/30/09	697,133
EOP Oper	$1,150,000 principal, 5.875%, due 1/15/13	1,205,317
EOP Oper	$875,000 principal, 4.75%, due 3/15/14	866,801
EDS	$475,000 principal, 6.5%, due 8/01/13	478,199
Ford Motor Credit	$1,100,000 principal, 7.375%, due 10/28/09	1,102,343
Ford Motor Global	$600,000 principal, 7.375%, due 2/01/11	593,966
Ford Motor Credit	$1,925,000 principal, 7.25%, due 10/25/11	1,885,099
General Electric	$1,100,000 principal, 5%, due 2/1/13	1,087,791
GMAC	$2,675,000 principal, 6.875%, due 9/15/11	2,741,875
HCA Inc.	$1,300,000 principal, 6.25%, due 2/15/13	1,150,500
HSBC HLDGS	$350,000 principal, 6.5%, due 5/02/36	376,520
KAUPTHING MTN	$1,000,000 principal, 7.125%, due 5/19/16	1,060,676
LAFARGE SA	$650,000 principal, 6.5%, due 7/15/16	678,678
LIBERTY MEDIA	$350,000 principal, 8.25%, due 2/01/30	343,080
LIBERTY MEDIA	$500,000 principal, 8.5%, due 7/15/29	502,728
LIBERTY MEDIA CV	$550,000 principal, 4%, due 11/15/29	367,125
LIBERTY MED CV (FON)	$275,000 principal, 3.75%, due 2/15/30	171,188
Lockheed Martin	$500,000 principal, 6.15%, due 9/01/36	525,320
May Department Stores	$350,000 principal, 6.7%, due 7/15/34	345,230
Nordstrom	$325,000 principal, 6.95%, due 3/15/28	350,682
Provident Company	$925,000 principal, 7.25%, due 3/15/28	969,642
Safeco Corp.	$400,000 principal, 7.25%, due 9/01/12	432,355
St. Paul Companies	$525,000 principal, 8.125%, due 4/15/10	569,450
St. Paul Travelers	$450,000 principal, 5.5%, due 12/1/15	448,267
UNUM Provident	$165,000 principal, 6.85%, due 11/15/15	174,090
UNUM Provident	$244,000 principal, 7.625%, due 3/01/11	259,708
WELLPOINT GLOBAL	$375,000 principal, 5%, due 12/15/14	363,056
WELLPOINT GLOBAL	$1,025,000 principal, 5.25%, due 1/15/16	1,004,792
Wyeth	$1,075,000 principal, 5.5%, due 2/01/14	1,080,516
Wyeth	$600,000 principal, 5.5%, due 2/15/16	600,812
Xerox Corp.	$350,000 principal, 6.4%, due 3/15/16	356,304
Xerox Corp.	$1,200,000 principal, 7.125%, due 6/15/10	1,261,500
U.S. Government obligations:
US Treasury Note	$2,200,000 principal, 4.375%, due 5/15/07	2,194,500
US Treasury Note	$8,000,000 principal, 3.125%, due 10/15/08	7,769,064
US Treasury Note	$7,000,000 principal, 3.25%, due 1/15/09	6,792,184
US Treasury Note	$6,000,000 principal, 3.5%, due 8/15/09	5,818,596
US Treasury Note	$2,000,000 principal,3.125%, due 1/31/07	1,997,110
SBAP 0520L 1	$1,254,779 principal, 5.39%, due 12/1/25	1,263,246
GSBA 504	$513,261 principal, 4.72%, due 2/1/24	500,480
FHLG	$1,014,962 principal, 6%, due 11/1/16	1,030,437
FHLG	$2,653,275 principal, 6.5%, due 12/1/32	2,714,227
FHLG	$1,799,693 principal, 6.5%, due 12/1/31	1,843,287

33

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Government agency obligations:
FHLG	$2,074,742 principal, 6%, due 3/1/18	$2,105,943
FHLG	$1,333,038 principal, 6%, due 2/1/19	1,150,077
FHLG	$1,629,084 principal, 6.5%, due 7/1/16	1,664,557
FHLG	$2,330,133 principal, 5.5%, due 12/1/19	2,333,278
FHLM ARM	$334,893 principal, 5.38%, due 5/1/36	334,051
FNGT	$814,903 principal, 6.994%, due 2/19/30	829,714
FNMA	$615,390 principal, 6.03%, due 5/1/11	634,084
FNMA	$1,155,041 principal, 5.6%, due 12/1/11	1,175,985
FNMA	$813,671 principal, 5.91%, due 2/1/12	838,430
FNMA	$1,706,332 principal, 7.00%. due 4/1/32	1,762,446
FNMA	$3,243,933 principal, 4.5%, due 10/1/33	3,046,100
FNMA	$2,063,542 principal, 7%, due 8/1/32	2,139,142
FNMA	$2,212,419 principal, 6%, due 5/1/18	2,247,420
FNMA	$1,297,523 principal, 6.5%, due 9/1/17	1,326,790
FNMA	$1,822,245 principal, 6.5%, due 4/1/18	1,863,347
FNMA	$1,487,211 principal, 7%, due 9/1/28	1,541,696
FNMA	$1,132,845 principal, 6%, due 12/1/18	1,150,767
FNMA	$517,328 principal, 5%, due 3/1/34	500,853
FNMA	$1,690,021 principal, 6%, due 2/1/19	1,716,757
FNMA	$1,555,321 principal, 5.5%, due 2/1/18	1,558,320
FNMA	$3,034,279 principal, 5.5%, due 2/1/35	3,003,288
FNMA	$1,665,589 principal, 6.5%, due 12/1/32	1,706,454
FNMA	$1,853,202 principal, 6%, due 9/1/19	1,882,519
FNMA	$2,990,459 principal, 6%, due 4/1/35	3,016,068
FNMA	$285,957 principal, 6%, due 12/1/32	288,987
FNMA	$719,972 principal, 5.5%, due 12/1/18	722,069
FNMA	$421,232 principal, 6.5%, due 2/1/34	425,789
FNMA	$1,552,174 principal, 6%, due 7/1/35	1,568,619
FNMA	$879,983 principal, 6%, due 3/1/36	888,207
FNMA	$564,972 principal, 6%, due 4/1/34	570,252
FNMA ARM	$5,753,550 principal, 4.5%, due 5/1/35	5,664,850
FNMA ARM	$677,161 principal, 4.97%, due 6/1/36	673,533
FNMA ARM	$674,422 principal, 4.76%, due 6/1/35	667,070
FNMA ARM	$1,626,865 principal, 4.87%, due 7/1/35	1,611,872
FNMA ARM	$1,400,716 principal, 4.959%, due 6/1/35	1,391,228
FNR	$2,600,000 principal, 6%, due 3/25/18	2,600,289
FNW	$658,488 principal, 7%, due 2/25/44	673,592
FNW	$971,909 principal, 7.5%, due 3/25/44	1,008,407
GSMPS	$906,357 principal, 8%, due 6/25/34	955,150
SBAP	$519,404 principal, 6.65%, due 6/1/13	533,200
SBAP	$794,347 principal, 6.15%, due 4/1/18	812,468
SBAP	$498,321 principal, 4.625%, due 2/1/25	481,191
SBAP	$498,321 principal, 4.625%, due 2/1/25	1,248,791

34

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN:004 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(c)
Description of Investment,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value

Common/collective trusts
Dwight Intermediate Core Plus	9,907,015 units	$140,319,943
Dwight Target 5 Fund	7,522,598 units	132,062,850
Dwight Target 2 Fund	36,154,410 units	575,468,656

Total market value of underlying assets		1,129,846,466

Wrapper values
AIG Financial Products Corp. 245258	5.15% interest rate	--
CDC Financial Products 1423-01	5.15% interest rate	--
RABOBANK NEDERLAND CPQ090001	5.21% interest rate	--
ROYAL BANK OF CANADA NYDW109	5.17% interest rate	--
STATE ST BK & TR CO Boston 100003	5.17% interest rate	--
UBS AG 2752	5.21% interest rate	--

Total wrapper values		--

Total synthetic guaranteed investment contracts		1,129,846,466

Guaranteed investment contracts
Metropolitan Life Ins. Co. GIC 2884706901	3.19% interest rate	10,838,300
Monumental Life Insurance Co. GIC SV04664Q-00	5.31% interest rate	5,088,340
Prudential Ins. Co. America GIC 062063211	5.28% interest rate	5,116,674

Total guaranteed investment contracts		21,043,314

* Participant loans	Interest rates ranging from 8.25%-9.25%, maturing through 2033	126,450,519

Total investments		$10,221,639,271

* Indicates party-in-interest to the Plan.

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

35

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT-PACKARD COMPANY
401(k) PLAN

June 29, 2006	/s/ Charles N. Charnas ———————————————
CHARLES N. CHARNAS
Vice President, Deputy General Counsel
and Assistant Secretary

36